

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

FILE NO. 82.4524

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेयर आणि रोखे विभाग
मध्यवर्ती का
स्टेट बँक भव
मादाम कामा
मुंबई 400 02



Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348

जा. क्रमांक / No. : CO/S&B/VR/2003/ 2241

दिनांक / तारीख / Date : 31.07.2003

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

SUPPL

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : PAYMENT OF DIVIDEND

We enclose for your information a copy of our letter No.CO/S&B/VR/2003/2219 dated the July 31, 2003 addressed to The Stock Exchange, Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

(Arun Kumar)
General Manager
(Shares & Bonds)

Encl. : a/a.

dlw 8/6

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.



भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Executive Director,
The Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348

जा. क्रमांक / No.: CO/S&B/VR/2003/ 2219 दिनांक / तारीख / Date : 31.07.2003

Dear Sir,

LISTING AGREEMENT
PAYMENT OF DIVIDEND

In terms of Clause 21 of the Listing Agreement, we have to advise that the Reserve Bank of India vide their letter No. DBOD.BP.No.45/21.02.067/2002-2003 dated 10th July, 2003 has approved payment of dividend @ Rs.8.50 per share as declared by the Central Board of the Bank in its meeting held on the 19th June, 2003. Accordingly, the dividend warrants will be issued and will bear the date of the 22nd August, 2003 and will be payable at par at all the branches of the Bank up to the amount of Rs.25,000/- and at the undernoted specified Branches for the amount exceeding Rs.25,000. In this connection, we may add that only 1,049 warrants of the amount exceeding Rs.25,000/- will be issued constituting of 0.16% of the total shareholder folios of 6.5 lacs.

Sr. No.	Branch	Sr. No.	Branch
1.	Ahmedabad Main Branch	15.	Muktsar Branch
2.	Allahabad Branch	16.	Nagpur Branch
3.	Alwaye Branch	17.	New Delhi Main Branch
4.	Aurangabad Branch	18.	Noida Branch
5.	Bangalore Branch	19.	Pune Main Branch
6.	Chennai Main Branch	20.	Rajkot Branch
7.	Hapur Branch	21.	Sholapur Branch
8.	Hyderabad Main Branch	22.	Surat Branch
9.	Indore Branch	23.	Tenkasi Branch
10.	Kanpur Main Branch	24.	Tirunelveli Branch
11.	Kolkata Main Branch	25.	Tiruvananthapuram Branch
12.	Lucknow Main Branch	26.	Vadodara Main Branch
13.	Ludhiana Branch	27.	Vapi Branch
14.	Mehrauli Road (Gurgaon) Branch	28.	Vijayawada Branch
		29.	Yavatmal Branch

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)



भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

FILE NO. 82-4524

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348

जा. क्रमांक / No.: CO/S&B/VR/2003/ 2246

दिनांक / तारीख / Date : 31.07.2003

FORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
CHANGE IN DIRECTORS

We enclose for your information a copy of our letter No.CO/S&B/VR/2003/2232 dated the 31st July, 2003 addressed to The Stock Exchange, Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

(Arun Kumar)
GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.



भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348

The Executive Director,
The Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

जा. क्रमांक / No.: CO/S&B/VR/2003/2232

दिनांक / तारीख / Date : 31.07.2003

Dear Sir,

LISTING AGREEMENT : CHANGE IN DIRECTORS

In terms of Clause 30A of the Listing Agreement, we advise that in pursuance of clause (d) of Section 19 read with sub-section 3(A) and sub-section(4) of Section 20 of the State Bank of India Act, 1955(23 of 1955), the Central Government, in consultation with the Reserve Bank of India has nominated Shri Arun Singh, Chartered Accountant, F-7, Lajpat Nagar-III, New Delhi as a director on the Board of State Bank of India with effect from 25th July, 2003 for a period of three years.

2. Kindly acknowledge receipt.

Yours faithfully,

General Manager
(Shares & Bonds)


SHARES & BONDS
CORPORATE CENTRE

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.